November 14, 2016

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549-4720
Mail Stop 3561

Re:	PharMerica Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-33380

Dear Mr. Arakawa:

This letter responds to a comment letter (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (herein referred to as the “Commission”) dated October 31, 2016 regarding the above referenced filing by PharMerica Corporation (“PharMerica” or the “Company”).

In response to the Comment Letter, and to facilitate review, the Company has repeated the text of the Staff’s comment below and followed the comment with the Company’s response.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Use of Non-GAAP Measure for Measuring Quarterly Results, page 30

1)
We note that you exclude merger, acquisition, integration costs and other charges, settlement, litigation and other related charges and restructuring charges in arriving at Adjusted EBITDA.  We understand that you have incurred these charges in each of the last three annual reporting periods.  Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business.  See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Company’s response:

During the evaluation of expenses, management considers the Securities and Exchange Commission’s Rule 100 under Regulation G when excluding an item when arriving at Adjusted EBITDA. PharMerica’s management calculates and uses Adjusted EBITDA as a supplemental performance measure, used in concert with net income and cash flows from operating activities to help evaluate overall operating performance of the Company.  The Company also believes that this presentation of Adjusted EBITDA is useful to its stockholders in evaluating the ongoing operating performance of the Company on a comparative basis.  Historically, the calculation of this measure has been consistent and only items that are not considered operating expenses necessary to the organic operation of the Company's business are classified as an exclusion when reconciling to Adjusted EBITDA.  The Company does not describe such excluded expenses as non-recurring or unusual expenses, but it does not believe that the excluded expenses are ordinary operating expenses.  Thus, the Company has concluded that the exclusion of these expenses from the Company's calculation of Adjusted EBITDA is not misleading.

Management groups expenses into categories, which include, among others, (i) merger, acquisition, integration costs and other charges, (ii) settlement, litigation and other related charges and (iii) restructuring charges.  The Company undertakes acquisitions for a variety of reasons, including to achieve accelerated growth in the volume of its business activity, to expand into new geographic markets, and to expand into new service areas.  The Company's implementation of an acquisition strategy in order to achieve strategic growth is not necessary to the continued operation of its business, and the expenses related to this strategy are not normal operating expenses.  There are benefits to the Company's investors to be able to evaluate the ongoing performance of the Company's business activities without including the impact of the Company's acquisition and related activities.

Likewise, certain settlement and litigation expenses incurred by the Company are presented as settlement, litigation and other related charges and relate to unique matters that are not necessary to the continued operation of the Company's business.  All other litigation expenses that are attendant to the Company’s operations are not excluded when arriving at Adjusted EBITDA.  Each litigation matter for which expenses are included in settlement, litigation and other related charges is related to a discreet and unique set of facts that are not attendant to the Company's normal and continued business activity.  There is no reason to believe that the factual circumstances giving rise to the Company's historical settlement and litigation expenses that are not attendant to the Company’s operations will occur in the future or are otherwise inherent to the Company's business operations.  Thus, the Company believes that these expenses are not considered ordinary operating expenses and that the exclusion of these expenses from Adjusted EBITDA is not misleading.

Finally, although the Company has undertaken restructurings in recent years, each restructuring has derived from various unique factors affecting the Company.  There is no reason to believe that the Company will necessarily choose to undertake any such restructurings in the future.  For example, the Company's most recent restructuring arose from the geographic relocation of the corporate headquarters for the Company's home infusion business and the centralization of certain administrative functions.  This restructuring activity and the related expenses were not part of the Company's normal business operations and are not likely to be repeated.  The Company believes that its investors benefit from the ability to compare the performance of the Company's normal business operations without including the effect of these restructuring charges, the exclusion of which is not misleading.

In short, PharMerica management believes these expenses discussed above are not normal operating expenses necessary to operate the Company’s business.  Additionally, each item is clearly labeled in the Non-GAAP reconciliations shown in the Form 10-Q for the Quarter Ended June 30, 2016 and consistently shown in all historical quarterly and annual filings in accordance with the provisions of Regulation G.

Please contact me if you have any questions or need any additional information.

Sincerely,

/s/ Gregory S. Weishar
Gregory S. Weishar
Chief Executive Officer